David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

August 13, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Katherine Wray

Re:

Identica Holdings Corporation

Amendment No. 7 on Form S-1

Filed on August 13, 2008

File No. 333-137710

Dear Ms. Wray:

In furtherance to our conversation yesterday, on behalf of Identica Holdings Corporation (the “Company”), we are filing with the Securities and Exchange Commission (the "Commission") amendment number 7 to the registration statement on Form S-1 (the "Amended Registration Statement") containing an exhibit index and the appropriate attachments and the financial statements.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

1.

The gross profit number indicated in the 2006 Consolidated Statements of Operations and Comprehensive Loss has been properly aligned.

2.

Exhibit 10.3, which was filed as an exhibit to the Form SB-2 filed with the Commission on September 29, 2006, has been superseded by the Distributorship Agreement with TechSphere Co., Ltd. dated January 2, 2008. Accordingly, the exhibit index has been revised to indicate that such exhibit has been intentionally omitted.

3.

Exhibit 10.12 is being filed in its entirety as an exhibit to the Amended Registration Statement.

4.

Filed as Exhibit 10.13 to the Amended Registration Statement is the entire Re-Seller Agreement, other than all the information contained on Schedule C excluding the Suggested List Price (which pricing list is not subject to the confidential treatment request). The redacted information on Schedule C is subject to the Company’s confidential treatment request.

5.

The entire TechSphere Distribution Agreement is filed as Exhibit 10.20, other than the pricing information contained on Exhibit A to said agreement.  Said information is the wholesale price which is the subject of the Company’s confidential treatment request.

Securities and Exchange Commission

August 13, 2008

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

The Company truly appreciates the attention provided by the Commission to this filing.

Please address any further questions or comments to the undersigned at the above-referenced telephone number.  Thank you very much.

Very truly yours,

/s/ David Lubin

David Lubin

cc: Ed Foster